FIRST AMENDED AND RESTATED

OPERATING AGREEMENT

OF

SIDEKIK U.S.A., LLC

A South Carolina Limited Liability Company
Dated Effective: March 9, 2021

THE LLC MEMBERSHIP INTERESTS REPRESENTED BY THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SOUTH CAROLINA SECURITIES ACT, OR SIMILAR LAWS OR ACTS OF OTHER STATES IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS. THE SALE OR OTHER DISPOSITION OF THE MEMBERSHIP INTERESTS IS RESTRICTED AS STATED IN THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT, AND IN ANY EVENT, IS PROHIBITED UNLESS THE LLC RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING THE MEMBERSHIP INTEREST REPRESENTED BY THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT, THE MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS MEMBERSHIP INTERESTS WITHOUT REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

FIRST AMENDED AND RESTATED OPERATING AGREEMENT SIDEKIK U.S.A., LLC

THIS FIRST AMENDED AND RESTATED OPERATING AGREEMENT (the "**Agreement**") of SideKik U.S.A., LLC (the "**Company**" or "**SideKik U.S.A.**"), a limited liability company organized pursuant to the laws of the State of South Carolina, is effective as of this the ninth day of March, 2021, by and among the Company and the members, as set forth in Exhibit "A" attached hereto and incorporated herein by reference (the "**Members**"), executing this Agreement.

ARTICLE I DEFINITIONS

1.1 Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

"Act" means the title, chapter, code of laws or other section of the statutes of South Carolina that governs limited liability companies, as the same may be amended from time to time, including Section 33-44-101, et seq of the 1976 South Carolina Code of Laws.

"Adjusted Capital Account" means, with respect to a Member, the balance in such Member's Capital Account at the end of the relevant Fiscal Year, as determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv).

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a) Credit to such Capital Account any amounts which such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

"Affiliate" of a specified Person means (i) any Person directly or indirectly controlling, controlled by or under common control with the specified Person; (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting securities of the specified Person; (iii) any officer, director, or partner of the specified Person; or (iv) if the specified Person is an officer, director, or partner, any entity for which the specified Person acts in such capacity.

"Agreement" means this First Amended and Restated Operating Agreement, including any amendments hereto.

"Articles of Organization" means the Articles of Organization of the Company filed with the South Carolina Secretary of State, as amended or restated from time to time.

"Capital Account" means, with respect to each Member or assignee of a Member, a financial and tax accounting account which shall be maintained and adjusted in accordance with the capital accounting rules of Code Section 704(b) and the following provisions:

(a) To each Member's Capital Account there shall be credited an amount equal to such Member's Capital Contributions, such Member's distributive share of Net Profit, any items in the nature of income or gain that are specially allocated pursuant to the Section of Article IX entitled "Net Profit and Net Loss Allocations and Net Cash Flow Distributions," and the amount of any Company liabilities that are assumed by such Member or that are secured by Company assets distributed to such Member.

(b) From each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company asset distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Net Loss, any items in the nature of expenses or losses which are specially allocated pursuant to the Sections of Article IX entitled "Special Allocations" and "Curative Allocations," and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any asset contributed by such Member to the Company.

(c) In the event that any Membership Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent that it relates to the transferred interest.

(d) In the event that the Gross Asset Values of the Company assets are adjusted pursuant to the definition of Gross Asset Value in this Agreement, the Capital Accounts of all Members shall be adjusted simultaneously to reflect the aggregate adjustments as if the Company recognized gain or loss equal to the amount of such aggregate adjustment.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.7041(b), and shall be interpreted and applied in a manner consistent therewith.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member whenever made.

"Capital Transaction" means and includes any sale or exchange by the Company of its interest in any Company property or a part thereof, a refinancing by the Company of any Company property or a part thereof, a condemnation of the Company's property or a part thereof, a forgiveness of indebtedness that produces income, or any similar transaction which in accordance with generally accepted accounting principles is attributable to capital.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (and any corresponding provisions of succeeding law).

"Common Unit" means a Membership Interest issued as a "Common Unit" with each class or series of Units conferring the respective rights, privileges, preferences, benefits, powers, duties, obligations and limitations provided in the Act and this Agreement with respect thereto.

"Company Minimum Gain" has the meaning ascribed to "partnership minimum gain" set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"Depreciation" means, for each Fiscal Year or other period, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis.

"Employment Agreement" means the employment agreement, if any, by and between any Member and the Company.

Exhibit "A", Exhibit "B", Exhibit "C" and Exhibit "D" means the Exhibits so designated which are attached hereto and incorporated by reference as part of the essential terms of this Agreement.

"Fiscal Year" means the calendar year; provided, however, that the first Fiscal Year of the Company shall commence on the effective date of this Agreement and continue through December 31 of that calendar year.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as mutually determined and agreed upon by the contributing Member and the Company;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers as of the following times: (A) the acquisition of an interest or an additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (B) the distribution by the Company to a Member of more than a de minimis amount of Company assets other than money, unless all Members receive simultaneous distributions of undivided interests in the distributed assets in proportion to their Percentage Interests in the Company; and (C) the termination of the Company for federal income tax purposes pursuant to Code Section 708(b)(l)(B); provided, however, that the adjustments pursuant to clauses (A) and (B) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members; and

(c) If the Gross Asset Value of an asset has been determined or adjusted pursuant to this definition, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Net Profit or Net Loss.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made by a Member pursuant to this Agreement as set forth in **Exhibit "A"**.

"Majority" means, with respect to the Managers, a combination of any of such Managers constituting more than fifty percent (50%) of the number of all the Managers of the Company who are then elected and qualified. Any reference in this Agreement to action by the Manager or Managers of the Company refers to an action consented to by a Majority of all the Managers, unless specifically indicated otherwise within the context of a specific Section or Paragraph hereof.

"Majority in Interest" means, with respect to the Members, those Members who, in the aggregate, own more than fifty percent (50%) of the Membership Interests owned by all of the Members.

"Manager" means a Person designated as a manager of the Company on **Exhibit "B"** (as defined below), or otherwise designated as a manager in a written agreement of the Members and as set forth in the Company's Articles of Organization, or any other Person that succeeds such manager in his or her capacity as Manager, or any other Person who is elected to act as a Manager of the Company as provided in this Agreement. "Managers" means all such Persons described in this paragraph, as a group. Any reference to the plural term Managers shall also refer to the singular term Manager if there is at any time only one Manager, unless specifically indicated otherwise within the context of a specific Section or Paragraph.

"Member" means each Person designated as a member of the Company on **Exhibit "A"**, or any additional Person admitted as a member of the Company in accordance with the terms of this Agreement. "Members" means all such Persons described in this paragraph, as a group. "Member" means "Partner" and "Company" means "Partnership" for purposes of the Code and the Regulations.

"Member Minimum Gain" means an amount with respect to each Member Nonrecourse Debt equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Treasury Regulations.

"Member Nonrecourse Debt" has the meaning ascribed to "partnership nonrecourse debt" in Section 1.704-2(b)(4) of the Treasury Regulations.

"Member Nonrecourse Deductions" has the meaning ascribed to "partnership nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Treasury Regulations.

"Membership Interest" means an ownership interest in the Company, represented by a Capital Account and as evidenced by the Common Units owned by a Member, entitling the holder of such Membership Interest to the rights and benefits provided in this Agreement and obligating such holder to comply with the terms and conditions of this Agreement. The Membership Interests of the Members as of the date hereof shall be as set forth in **Exhibit "A"**.

"Membership Units" means the Units owned by a Member, and that represent the Membership Interest of any said Member.

"Membership Unit(s) Account" means the aggregated account of any given Member expressed in the total number of Membership Units owned by said Member.

"Net Capital Proceeds" means the amount of any net cash proceeds received by the Company from a Capital Transaction after retirement of applicable mortgage debts, payment of all expenses related to the Capital Transaction, payment of or provision for Company obligations and establishment and maintenance of such reserves as the Managers in their fiduciary discretion deem necessary or appropriate for the Company's investments, obligations, reserves, contingencies, capital improvements, replacements and working capital.

"Net Cash Flow" means cash revenues from the operation of the business of the Company (including cash revenues in the ordinary course of business, but excluding Net Capital Proceeds, Capital Contributions, and insurance proceeds), decreased by (i) cash expenses, (ii) debt payments (principal and interest), (iii) capital expenditures to the extent not paid from borrowings, reserves, or insurance proceeds, and (iv) the amount allocated for establishment and maintenance of any and all reserves

required by any governmental agency or as the Managers in their fiduciary discretion may deem necessary or appropriate for the Company's investments, obligations, reserves, contingencies, capital improvements, replacements and working capital.

"Net Profit or Net Loss" means for each Fiscal Year or other period an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a) (for this purpose all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition shall be added to such taxable income or loss.

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Treasury Regulations, and not otherwise taken into account in computing Net Profit or Net Loss pursuant to this definition, shall be subtracted from such taxable income or loss.

(c) Gain or loss resulting from any disposition of Company assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the asset disposed of, notwithstanding that the adjusted tax basis of such asset differs from its Gross Asset Value.

(d) In lieu of the Depreciation taken into account in computing such taxable income or loss there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with its definition herein.

(e) To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or 743(b) is required to be taken into account pursuant to Section 1.704-1(b)(2)(iv)(m)(4) of the Treasury Regulations in determining Capital Accounts as a result of a distribution other than in complete liquidation of a Member's Membership Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profit or Net Loss.

(f) Notwithstanding any other provision in this definition, any items which are specially allocated pursuant to the Sections of Article IX entitled "Special Allocations" and "Curative Allocations" shall not be taken into account in computing Net Profit or Net Loss.

The amounts of the items of Company income, gain, loss or deduction available to be specifically allocated pursuant to Article IX shall be determined by applying rules analogous to those set forth in this definition.

"Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Treasury Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Treasury Regulations.

"Percentage Interest" means the percentage ownership interest of a Member. The Percentage Interest for each Member shall be the percentage determined by dividing the Membership Interests owned by a Member into the total Membership Interests owned by all Members, as adjusted (if at all) in accordance with Article VIII.

"Person" means an individual, a trust, an estate, a domestic corporation, a foreign corporation, a professional corporation, a partnership, a limited partnership, a limited liability company, a foreign limited liability company, an unincorporated association, or any other legal entity.

"Record Holder" means a Person shown on the books and records of the Company as the owner of Membership Interests as of the close of business on any day on which Record Holders are to be determined.
"Secretary of State" means the Secretary of State of South Carolina.

"Supermajority" shall mean a vote of at least sixty percent (60%) of the interests or, as the case may be, Members voting.

"Treasury Regulations" or "Regulations" means the Income Tax Regulations and Temporary Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Reserve Units" means Common Units held in reserve and issued only upon the affirmative agreement of a majority of the Managers. Said Reserve Units are above and separate from the initial 100,000,000 Units currently outstanding.

"Unit" and/or "Units" refer(s) to a unit of measurement of a Member's Percentage Interest as established **Exhibit "A"**. Whenever reference is made to "Percentage Interest," a Unit may be converted into the same by dividing a Member's number of Units by the total of all Units outstanding.

ARTICLE II
FORMATION OF THE COMPANY

2.1 Formation. The Company was formed upon filing with the Secretary of State of South Carolina the Articles of Organization of the Company and shall initially operate in South Carolina and file all filings requested thereby. A copy of the Articles of Organization shall be placed in the Company's permanent records. In consideration of the mutual premises and covenants contained in this Agreement and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties agree that the rights and obligations of the parties and the administration and termination of the Company shall be governed by this Agreement and the Articles of Organization.

2.2 Name. The business and affairs of the Company shall be conducted under its organized name. The name of the Company may be changed from time to time by amendment of the Articles of Organization. The Company may transact business under an assumed name by filing an assumed name certificate in the manner prescribed by applicable law.

2.3 Registered Office and Registered Agent. The Company's registered office and the name of its initial registered agent shall be as set forth in the Company's Articles of Organization or, if not listed in the Articles, shall be as otherwise designated by the Managers or as otherwise required by the Code of Laws.

2.4 Principal Place of Business. The principal place of business of the Company within South Carolina shall be as set forth in the Company's Articles of Organization or, if not listed in the Articles, shall be as otherwise designated by the Managers. The Company may locate its place of business and registered office at any other place or places as the Managers may from time to time deem necessary or advisable and file such statements of change as required by the Code of Laws.

2.5 Term. The Company shall be formed and shall commence doing business as of the date of the filing of the Articles of Organization and shall continue until the term set forth in the Articles of Organization, or until the Company is dissolved and its affairs wound up in accordance with the provisions of this Agreement, the Articles of Organization or the Act.

2.6 Purposes and Powers. The purposes of the Company are to (i) own, license and market a proprietary and economically viable sporting technology and (ii) to own, hold, maintain, license, encumber, lease, sell, transfer or otherwise dispose of all property, assets, or interests in property as may be necessary, convenient or appropriate to accomplish the activities described in clause (i) above, and (iii) to incur indebtedness or obligations in furtherance of the activities described in clauses (i) and (ii) above, and (iv) to conduct such other activities as may be necessary or incidental to the foregoing, all on the terms and conditions and subject to the limitations set forth in this Agreement.

2.7 Nature of Members' Interests. The Membership Interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor a successor, representative or assignee of such Member shall have any right, title or interest in or to any Company property or the right to partition any real property owned by the Company.

2.8 Restriction on Authority of the Members and Managers.

(a) Notwithstanding anything in this Agreement to the contrary, including without limitation the provisions of Article III entitled "Rights and Duties of Managers," without the majority consent of the ownership interests of all of the Members, neither the Company, the Members nor the Managers shall have the authority, collectively or individually, to:

(i) do any act in contravention of this Agreement;

(ii) amend, modify or waive provisions of this Agreement; or

(iii) alter the purposes of the Company as set forth in the Section of Article II entitled "Purposes and Powers."

(b) It is expressly understood and agreed that nothing in this Section shall expand the rights of any Member beyond those granted by the Act or expressly granted by this Agreement.

ARTICLE III
RIGHTS AND DUTIES OF MANAGERS

3.1 Management. Except as otherwise expressly provided in this Agreement, the Articles of Organization, or other applicable law, all decisions with respect to the management of the business and affairs of the Company shall be made by the Managers. The Managers shall have full and complete authority, power and discretion to manage and control the business of the Company, to make all decisions

regarding those matters and to perform any and all other acts customary or incident to the management of the Company's business, except only as to those acts for which approval by the Members is expressly required by the Articles of Organization, this Agreement, or other applicable law, in which case it is agreed that in each and every case the approval contemplated will rest entirely with only the Members. The Managers may delegate responsibility for the day-to-day management of the Company to any individual Manager or other Person retained by the Managers, including any Person designated as an officer of the Company, who may but need not be a Member or Manager of the Company, who shall have and exercise on behalf of the Company all powers and rights necessary or convenient to carry out such management responsibilities, with such titles, authority, duties and compensation as may be designated by the Managers, subject to any applicable restrictions specifically provided in this Agreement or contained in the Act. Only the Managers and any such officers, employees or other agents of the Company authorized by the Managers shall have authority to bind the Company or have any rights or powers to conduct the affairs of the Company.

3.2 Number and Qualifications. The Managers of the Company shall initially be the individuals named on **Exhibit "B"**. The names and consents of the Managers to serve as such shall be evidenced on **Exhibit "B"**, as amended upon any change of a Manager. The number of Managers of the Company may be fixed from time to time by a Majority in Interest of the Members, but in no instance shall any decrease in the number of Managers have the effect of shortening the term of any incumbent Manager. Managers need not be Members of the Company or residents of the state in which the Articles of Organization of the Company are filed.

3.3 Election and Term of Office. A Manager shall be elected at the annual meeting or a special meeting by the Members in accordance with the voting requirements set forth in this Agreement. Each Manager shall hold office until the Manager's successor shall have been elected and qualified, or until the death or dissolution of such Manager, or until such Manager's resignation or removal from office in the manner provided in this Agreement. The Managers set forth in **Exhibit "B"** shall remain the Managers subject to Section 3.6 below.

3.4 Resignation. Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as may be specified in such notice and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.5 Removal. Subject to Section 3.3 above, at any annual meeting, or special meeting of the Members called expressly for that purpose, all or any lesser number of Managers may be removed, either with or without cause, by the Members in accordance with the Supermajority voting requirements set forth in this Agreement. Any vacancy so created may be filled at any annual or special meeting of the Members in accordance with the voting requirements set forth in this Agreement. A Manager will automatically be removed if convicted of fraud or gross negligence against the Company.

3.6 Committees of the Managers. The Managers, by resolution, may designate from among the Managers one or more committees, each of which shall be comprised of one or more of the Managers, and may designate one or more of the Managers as alternate members of any committee who may, subject to any limitations imposed by the Managers, replace absent or disqualified Managers at any meeting of that committee. Any such committee, to the extent provided in such resolution or in this Agreement, shall have and may exercise all of the authority of the Managers, subject to any restrictions contained in this Agreement or the Act.

ARTICLE IV
MEETINGS OF MANAGERS

4.1 Place of Meeting. The Managers of the Company may hold their meetings, both regular and special, at any place within or without the State of South Carolina.

4.2 Notice of Meetings. The first meeting of the newly elected Managers may be held immediately following the adjournment of the annual meeting of the Members. The Managers may otherwise meet at such intervals and at such time and place as they shall schedule. The first meeting and any scheduled meetings of the Managers may be held without notice. Special meetings of the Managers may be called at any time by the request of two of the then-serving Managers for any purpose or purposes. Notice of such special meetings, unless waived by attendance or by written consent to the holding of the special meeting, shall be given at least five (5) days before the date of such meeting to all Managers not calling the meeting. Notice of such special meeting shall state that it shall be held at the principal place of business of the Company, the date and hour of the special meeting, and its purpose or purposes. Absent the written consent of a Majority of the Managers to take other action, the business transacted at such special meeting shall be limited to such purpose or purposes as stated in the notice.

4.3 Action by Managers; Voting; Action Without a Meeting.

(a) Except as otherwise provided in this Agreement, every act or decision shall be done or made at a duly authorized meeting by the affirmative vote of a Majority of all Managers (it not being necessary that all Managers be at the meeting as long as the affirmative vote of the Managers obtained at the meeting constitutes a Majority of all Managers whether at the meeting or not), or by written consent as described in this Agreement, and such act or decision shall be regarded as the act of the Company, unless otherwise required by law, the Articles of Organization or by this Agreement. Decision-making by the Managers at a meeting duly held shall not be subject to a quorum requirement. Any decision of the Managers at a meeting duly held may not be challenged for lack of a quorum as long as the decision was approved by the proportion of the Managers required in this Agreement.

(b) Managers may participate in any meeting of the Managers by means of conference telephone, live electronic transmission or similar communications equipment, provided that all Managers participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

(c) All votes required of Managers under this Agreement may be by voice vote, unless written ballot is requested, which request may be made by any Manager.

(d) Any action which under any provision of this Agreement is to be taken at a meeting of the Managers may be taken without a meeting by written consent signed by all Managers who would be entitled to vote upon such action at a meeting.

4.4 Adjournment. A Majority vote of all of the Managers present may adjourn any meeting of the Managers to meet again at a stated day and hour or until the time fixed for the next regular meeting of the Managers.

ARTICLE V
MEMBERS

5.1 Names of Members. The names and Percentage Interests of the Members are as reflected on Exhibit "A", which Exhibit "A" shall be amended by the Company as of the effective date of any subsequent issuance or transfer of any Membership Interests.

5.2 Admission of New Members.

(a) In the case of a Person acquiring any Membership Interests or Membership Interests directly from the Company, the Person shall become a Member with respect to such Membership Units upon (i) adopting this Agreement and (ii) making the Capital Contribution and satisfying any other requirements specified by the Managers (unless the consent of the Members is required under the Section of Article II entitled "Restriction on Authority of the Members and Managers").

(b) Any Person may become a Member unless such Person lacks capacity or is otherwise prohibited from being admitted by applicable law.

5.3 Number of Members. To the extent permitted by the Act, in the event that at any time there is only one (1) Member holding a Membership Interest in the Company, the Company shall continue to exist and carry on its business in accordance with this Agreement.

5.4 No Conflict of Interest. Each Member recognizes that the other Members and their respective representatives, members, shareholders, partners, officers, directors, employees, agents and Affiliates have or may have other business interests, activities and investments, and that the other Members and their respective representatives, members, shareholders, partners, officers, directors, employees, agents and Affiliates are entitled to carry on such other business interests, activities and investments, so long as such other business interests, activities and investments do not create a material conflict of interest between said Members and the business of the Company. Each Member may engage in or possess an interest in any other business or venture of any kind, independently or with others, including, without limitation, owning, financing, acquiring, leasing, promoting, developing, improving, operating, managing and servicing licenses on its own behalf or on behalf of other entities with which such Member is affiliated or otherwise. Each Member may engage in any such activities without any obligation to offer any interest in such activities to the Company or to any other Member, and neither the Company nor any other Member shall have any right, by virtue of this Agreement, in or to such activities or the income or profits derived therefrom, and the pursuit of such activities shall not be deemed wrongful or improper. Each Member does hereby warrant that it/he/she shall not engage in any such other business interests, activities and investments if the operation and success of said other business interests, activities and investments will have a direct detrimental impact on the business of the Company.

5.5 Withdrawal of Members. Except as otherwise provided in this Agreement, no Member shall at any time retire or withdraw from the Company or withdraw any amount out of such Member's Capital Account. Any Member retiring or withdrawing in contravention of this Section shall indemnify, defend and hold harmless the Company and all other Members (other than a Member who is, at the time of such withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such retirement or withdrawal.

ARTICLE VI

MEETINGS OF MEMBERS

6.1 Annual Meetings of Members. An annual meeting of the Members may be held at such time and date at the principal office of the Company or at such other place as shall be designated by a Majority in Interest of the Members from time to time and stated in the notice of the meeting. The purposes of the annual meeting need not be enumerated in the notice.

6.2 Special Meetings of the Members. Special meetings of the Members may be called by the Managers or by any holder of a Membership Interests. Business transacted at all special meetings shall be confined to the purpose or purposes stated in the notice.

6.3 Notice of Meetings of Members. Written notice stating the place, day and hour of the meeting and, additionally in the case of special meetings, the principal place of business of the Company as the location and the purpose or purposes for which the meeting is called, shall be delivered not less than five (5) nor more than twenty (20) days before the date of the meeting to all Managers and to each Member of record. The Company must provide a means for Members to participate in all meetings of the Members by means of a conference bridge or similar communications modality.

6.4 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which such distribution is declared, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section, such determination shall apply to any adjournment thereof.

6.5 Actions by Members Including Election of Managers. Subject to the Section of Article II entitled "Restriction on Authority of the Members and Managers," and unless otherwise provided in this Agreement, an action of the Members shall be done or made at a duly authorized meeting by the affirmative vote of a Majority in Interest of the Members (it not being necessary that all Members be at the meeting as long as the affirmative vote of the Members obtained at the meeting constitutes a Majority in Interest of all the Members whether at the meeting or not). Any action which under any provision of this Agreement is to be taken at a meeting of the Members may be taken without a meeting by obtaining the written consent of all Members who would be entitled to vote upon such action at a meeting; said written consent may be given by the Members in counterparts by electronic mail (e-mail) or an executed writing expressing a Member's consent. Following any action by written consent, notice of such action shall be provided to all Members who did not provide consent within five (5) days of adoption of such action. The Members may participate in any meeting of the Members by means of a conference telephone or similar communications equipment, provided that all Members participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

6.6 List of Members Entitled to Vote. The Managers shall make, at least five (5) days before each meeting of the Members, a complete list of the Members entitled to vote at such meeting or any adjournment of such meeting, arranged in alphabetical order, with the address of, and the Membership Interest held by, each such Member, which list, for a period of five (5) days prior to such meeting, shall be kept on file at the registered office of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection

by any Member during the whole time of the meeting. However, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

6.7 Registered Members. The Company shall be entitled to treat the Record Holder of any Membership Interests as the holder in fact of such Membership Interests for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Membership Interests on the part of any other Person, whether or not the Company shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or applicable state law.

ARTICLE VII
OFFICERS

7.1 Officers. The officers of the Company shall consist of a President, a Secretary, a Treasurer and such Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers as the Managers may from time to time elect. Any two or more offices may be held by the same person except the offices of President and Secretary.

7.2 Election and Term. The officers of the Company shall be elected by the Managers. Such elections may be held at any regular or special meeting of the Managers. Each officer shall hold office until his death, resignation, retirement, removal, disqualification or the election and qualification of his successor.

7.3 Compensation. Officers and/or Managers may receive compensation for their services in such capacity only upon the majority consent of all Managers and the consent of a Majority in Interest of the Members.

7.4 President. The President shall: (a) be the principal executive officer of the Company and, subject to the control of the Managers, shall supervise and control the management of the Company in accordance with this Agreement; (b) when present, preside at all meetings of the Members. He shall sign, with any other proper officer, certificates for Membership Interests of the Company and any deeds, mortgages, bonds, contracts or other instruments which may be lawfully executed on behalf of the Company, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Managers to some other officer or agent; and, in general, he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Managers from time to time.

7.5 Vice President. The Vice Presidents in the order of their election, unless otherwise determined by the Managers, shall, in the absence or disability of the President, perform the duties and exercise the powers of that office. In addition, they shall perform such other duties and have such other powers as the Managers shall prescribe.

7.6 Bonds. The Managers may by resolution require any or all officers, agents and employees of the Company to give bond to the Company, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with such other conditions as may from time to time by required by the Managers.

ARTICLE VIII

LIMITATION OF LIABILITY AND INDEMNIFICATION OF MANAGERS AND MEMBERS

8.1 Limitation of Liability. No Manager or Member of the Company shall be liable, responsible or accountable in damages or otherwise to the Company or its Members for monetary damages for an act or omission in such Person's capacity as a Manager, a Member, or a Member's successor, assignee or transferee, except for (a) acts or omissions which a Manager or Member knew or should have known at the time of the acts or omissions that such acts or omissions were clearly in conflict with the interests of the Company, (b) any transaction from which a Manager or Member derived an improper personal benefit, (c) acts or omissions occurring prior to the date of this Agreement, or (d) any breach by a Manager or Member of a fiduciary duty to any Member or the Company.

8.2 Indemnification and Reimbursement.

(a) Except as otherwise provided in this subsection, the Company shall indemnify, defend and hold each Manager harmless from and against any loss, liability, damage, cost or expense, including reasonable attorneys' fees, incurred by or asserted against that Manager and arising in connection with any of such Manager's activities on behalf of the Company or in furtherance of the interests of the Company, including, without limitation, any action taken by a Manager as Tax Matters Partner, or any payment made by a Manager to any of such Manager's Affiliates or any of their respective officers, agents or employees pursuant to an indemnification agreement no broader than this Section, or any demands, claims or lawsuits initiated by a Member or resulting from or relating to the offer and sale of Membership Interests in the Company. Notwithstanding any provision in this Agreement or the Articles of Organization to the contrary, the Company shall not indemnify any Manager, Manager's Affiliate or agent to the extent that such liability arises from conduct listed in any exception in the previous Section or from such Person's fraud, intentional misconduct, bad faith or gross negligence or such lesser standard of conduct as under applicable law prevents indemnification hereunder. All rights of a Manager to indemnification shall survive the dissolution of the Company and the withdrawal, incapacity or bankruptcy of that Manager and each Member at the date of dissolution shall be responsible for funding its proportionate share of any payments owing to any Manager pursuant to this paragraph.

(b) Except as otherwise provided in this subsection, the Company shall indemnify, defend and hold each Member harmless from and against any loss, liability, damage, cost or expense, including reasonable attorneys' fees, incurred by or asserted against that Member and arising due to that Member's status as a Member. Notwithstanding any provision in this Agreement or the Articles of Organization to the contrary, the Company shall not indemnify any Member to the extent that such liability arises from conduct listed in any exception in the previous Section or from such Member's fraud, intentional misconduct, bad faith or gross negligence. All rights of the Member to indemnification shall survive the dissolution of the Company and the withdrawal, expulsion, incapacity or bankruptcy of the Member. Notwithstanding any provision in this Agreement to the contrary, no relief pursuant to this Section shall limit or eliminate the liability of a Member for any taxes owed by the Company pursuant to applicable law.

(c) The Company may advance expenses incurred by a Manager or Member, including advances to cover the legal costs and other expenses (including the cost of any investigation and preparation) incurred by any Member or Manager in connection with any of such Member's or Manager's activities on behalf of the Company or in furtherance of the interests of the Company. The Company may advance such expenses after application therefor has been made by the Manager or Member and such application has been approved by a Majority of disinterested Managers, or if none, a Majority in Interest of disinterested Members, and the Company has received an undertaking by such Manager or such Member to reimburse the Company unless it shall ultimately be determined that such Manager or

such Member is entitled to be indemnified by the Company against such expenses. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the Act or other applicable law, provided that the indemnification in each such situation is first approved by a Majority in Interest of the Members, excluding therefrom the vote of the party to be indemnified.

8.3 Other Rights. The indemnification provided by this Agreement shall: (a) be deemed to be in addition to any other rights to which a Person seeking indemnification may be entitled under any statute, agreement, vote of disinterested Members or disinterested Managers or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (b) continue as to a Person who ceases to be a Manager or Member with respect to all actions which occur on or before the date on which such Manager or Member ceases to be a Manager or Member, as the case may be; (c) inure to the benefit of the estate, heirs, executors, administrators or other successors of an indemnitee; and (d) not be deemed to create any rights for the benefit of any other Person.

8.4 Report to Members. The details concerning any action taken by the Company to limit the liability of or indemnify or advance expenses to a Manager, Member or other Person shall be reported in writing to the Members with or before the notice or waiver of notice of the next Members' meeting or, if sooner, with or before the next submission to the Members of a consent to action without a meeting or, if sooner, separately within ninety (90) days immediately following the date of the action.

ARTICLE IX
CONTRIBUTIONS TO CAPITAL, CAPITAL ACCOUNTS AND LOANS

9.1 Initial Capital Contribution and Issuance of Membership Interests. As of the date of this Agreement, each Member has contributed cash or property to the Company in the amount set forth as the Capital Contribution of such Member on **Exhibit "A"**. Each Member shall initially be issued the Units set forth on **Exhibit "A"**. Additional Membership Interests may be issued in accordance the terms of this Agreement.

9.2 Additional Funds. In the event that the Managers determine at any time (or from time-to-time) that additional funds are required by the Company for its business (the "**Additional Capital Funds**"), then the Managers and Members agree to the following terms with respect to any capital fundraising events needed to raise Additional Capital Funds (each a "**Capital Fundraising Event**" and collectively, the "**Capital Fundraising Events**").

(a) The Managers agree to evaluate the various fundraising options available to the Company and further agrees to notify the Members of the Manager's chosen fundraising mechanism.

(b) If the Managers determine that any given Capital Fundraising Event will be effectuated through the sale of equity, then equity, in the form of Membership Units, may be issued by the Company, through the Managers, to new investors as follows:

(i) The Managers may, at the Managers' sole discretion, authorize the volume of Common Units necessary to effectuate the Capital Fundraising Event – and said Common Units shall be placed in the pool of Reserve Units.

(ii) Any additional Membership Units, issued to new members/investors, through one or more Capital Fundraising Events, shall be issued from the Reserve Units, and thereby dilute the Members on a pro-rata basis.

(iii) Current Members who, after their initial investment, wish to participate in any subsequent Capital Fundraising Event will be allowed to participate on a pro-rata basis, and may invest at a discount or under such terms as the Managers so determine. Said participation shall require express written notice from those Member(s) seeking to participate in said Capital Fundraising Event – said express written notice shall be made not less than thirty (30) days from the initial offer of the applicable Capital Fundraising Event. Any Member who does not participate in any Capital Fundraising Event may affect such non-participating Member's percentage Membership Interest in the Company, and may result in dilution. Any Person (other than a current Member) providing capital as part of any given Capital Fundraising Event, pursuant to this Section 9.2, upon making the necessary and committed Capital Contribution shall be admitted as a Member and shall be subject to the provisions of this Agreement.

(iv) Any Reserve Units not issued within twenty-four (24) months of their authorization shall be distributed to those Members from who said un-issued Units were originally diluted.

9.3 Loans. Upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms. A loan by a Member to the Company shall not be considered a Capital Contribution. Payment of principal and interest on any such loan made by a Member shall be considered a loan repayment and not a distribution of any type.

9.4 Withdrawal or Reduction of Members' Contributions to Capital.

(a) No Member may withdraw from the Company prior to its dissolution, except if the Member withdraws with the written consent of the other Members as provided in the Section of Article XI entitled "Withdrawal Upon Permitted Transfer." The death, incompetency, bankruptcy or insolvency of a Member shall not dissolve or terminate the Company, nor enable the successor to the deceased, incompetent, bankrupt or insolvent Member to withdraw or redeem such Member's Membership Interest.

(b) No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Net Profit or Net Loss distributions, except as specifically provided in this Agreement; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

9.5 Liability of Members. No Member shall be liable for the debts, liabilities or obligations of the Company beyond such Member's total Capital Contributions, except as provided in this Agreement. Except as otherwise expressly provided in this Agreement, no Member shall be required to contribute to the capital of the Company or to loan any funds to the Company.

ARTICLE X
PROFIT AND LOSS ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS

10.1 Net Profit and Net Loss Allocations and Net Cash Flow Distributions.

(a) Allocation of Net Profit and Net Loss. Except as otherwise specified herein:

(i) Net Profit from sources other than Capital Transactions shall be allocated as of the end of each Fiscal Year among all of the Members eligible for allocation in proportion to their respective Percentage Interests in the Company; however, first to extent of prior allocation of losses, and then by Percentage Interests. Any distribution of Net Profit shall be allocated as set forth in paragraph

(b) of this Section 10.1.

(ii) Net Loss from sources other than Capital Transactions shall be allocated as of the end of each Fiscal Year among all of the Members eligible for allocation in proportion to their respective Percentage Interests in the Company; however, first to the extent of positive capital accounts and if debt is personally guaranteed by the Members, then also to that extent.

(b) Net Cash Flow Distribution. Except as otherwise specified in this Agreement, Net Cash Flow, shall be distributed solely if approved in the judgment and fiduciary discretion of the Managers, remaining Net Cash Flow shall either be retained and reinvested. Notwithstanding the foregoing, within thirty (30) days after the end of each calendar year, the Company shall distribute to the Members an amount equal to forty percent (40%) of the Company's income that is taxable to the Members for federal income tax purposes for the immediately preceding calendar year. The amount of the distribution required under this subsection shall be reduced by all distributions which previously have been made from the Company to the Members pursuant to this Section during such calendar year other than guaranteed payments within the meaning of Section 707(c) of the Code. Any Net Cash Flow approved for distribution by the Managers shall be distributed pursuant to Section 10.2(c) through (f).

10.2 Distribution of Net Capital Proceeds. Net Capital Proceeds, if distributable (in the discretion of the Managers), will be distributed and applied by the Company in the following order of priority:

(a) First, to the payment of debts and liabilities of the Company, excluding debts and liabilities of the Company to Members, but including all unpaid compensation, if any, owed to the Managers.

(b) Next, to the setting up of any reserves which the Managers, in their fiduciary discretion, deem reasonably necessary for contingent, unmatured or unforeseen liabilities or obligations of the Company or for future anticipated capital outlays and investment opportunities of the Company.

(c) Next, in the event that any Member loans made pursuant to Article IX, together with any interest accrued thereon, have not been fully repaid to the holders thereof, any such unrepaid Member loans with accrued interest shall be repaid to each holders in the relative proportion that the outstanding balance of each Member's loans to the Company bears to the aggregate outstanding balance of all such loans, until all such loans have been repaid out of the first available assets remaining after payment of the items set forth in the preceding subsections.

(d) Next, to the Members holding Common Units in the amounts of and in proportion to their respective unreturned Capital Contributions, less previous distributions to them under this Section, but not considering distributions of Net Cash Flow pursuant to Section 10.1(b).

(e) The remainder, if any, shall be distributed to the Members holding Common Units in proportion to their respective Percentage Interests in the Company.
Provided, however, that if the Company or a Member's Membership Interest in the Company is liquidated within the meaning of the Treasury Regulations promulgated under Code Section 704(b), the remainder shall be distributed according to the Section of Article XII entitled "Distribution of Assets Upon Dissolution." Notwithstanding any provision of this Agreement to the contrary, distributions of Net Capital Proceeds under this Section shall be made after Capital Accounts have been adjusted to reflect the allocation of Net Profit or Net Loss attributable to the Capital Transaction giving rise to such Net Capital Proceeds.

10.3 Allocation of Net Profit and Net Loss from Capital Transactions. Except as otherwise provided in this Agreement, Net Profit and Net Loss recognized by the Company from any Capital Transaction shall be allocated in the following priority and manner:

(a) First, all Net Profit from a Capital Transaction shall be allocated to the Members having Adjusted Capital Account Deficits in proportion to their respective negative balances until the amount of such allocated Net Profit eliminates the Members' negative balances in their respective Capital Accounts at the time of the Capital Transaction. Next, Net Profit from a Capital Transaction in excess of the amount described above shall be allocated to the Members in proportion to their respective outstanding Capital Accounts until the aggregate balance in each Member's Capital Account equals the unreturned Capital Contributions of such Member.

(b) Next, all Net Profit in excess of the amount allocated above shall be allocated to the Members in proportion to their respective Percentage Interests in the Company.

(c) Unless otherwise provided herein, Net Loss from a Capital Transaction shall be allocated to the Members in proportion to their respective Percentage Interests in the Company.

The allocations under this Section shall be made after year-end operating allocations have been made.

10.4 Special Allocations. The following allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article, if there is a net decrease in Company Minimum Gain during any Fiscal Year, the Members shall be specially allocated items of Company income and gain for such year (and if necessary in subsequent years) in an amount equal to each Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article, if there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such year (and if necessary in subsequent years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4), that is allocable to such Member Nonrecourse Debt. Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member. The items to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(i)(4) and 1.704-2(j)(2). This subsection is intended to comply with the minimum gain chargeback requirements in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. In the event that any Member unexpectedly receives any

adjustments, allocations, or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible; provided that an allocation pursuant to this subsection shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article have been tentatively made as if this subsection were not a part of this Agreement.

(d) Gross Income Allocation. In the event that any Member has an Adjusted Capital Account Deficit at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this subsection shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit in excess of such sum after all other allocations provided for in this Article have been made as if the previous subsection and this subsection were not a part of this Agreement.

(e) Nonrecourse Deductions. The Nonrecourse Deductions shall be specially allocated in the same proportions as Net Loss.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Members who bear the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(g) Section 754 Adjustments. To the extent that an adjustment to the adjusted tax basis of any Company asset in accordance with Code Section 734(b) or 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution to a Member in complete liquidation of the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such sections of the Regulations.

10.5 Curative Allocations. The allocations set forth in the preceding Section (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of Net Profit or Net Loss pursuant to that Section. Therefore, notwithstanding any other provision of the Agreement (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Net Profit or Net Loss in whatever manner the Managers determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of this Agreement. In exercising their discretion under this Section, the Managers shall take into account future Regulatory Allocations under subsections (a) and (b) of the Section of this Article entitled "Special Allocations" that, although not yet made, are likely to offset other Regulatory Allocations previously made under subsections (c) and (d) of that Section.

10.6 Other Allocation Provisions.

(a) Solely for purposes of determining a Member's proportionate share of the "Excess Nonrecourse Liabilities" of the Company within the meaning of Treasury Regulation Section 1.752-3(a)(3) (or the equivalent section of any earlier Treasury Regulations which may be determined to be applicable), the Members' interests in Company profits are the same as their respective Percentage Interests in the Company.

(b) Subject to the Code Section 704(c), special allocations and any other provision under this Article to the contrary, all allocations and distributions under this Agreement made to Members as a class shall be allocated and distributed among the Members in accordance with their respective Percentage Interests in the Company.

10.7 Varying Interests.

(a) Except as otherwise provided in this Agreement, all Net Profit, Net Loss and distributions allocated to the Members generally shall be allocated among them in proportion to their Percentage Interests in the Company. In the event that additional Members are admitted to the Company on different dates during any Fiscal Year, the Net Profit (or Net Loss) and distributions allocated to the Members for each such Fiscal Year shall be allocated among the Members in proportion to their Percentage Interests in the Company from time to time during such Fiscal Year in accordance with Code Section 706, using any convention permitted by law and selected by the Managers. For purposes of determining the Net Profit, Net Loss, or any other items allocable to any period, any such items shall be determined on a daily, monthly or other basis, as determined by the Managers using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(b) Distribution of cash or property with respect to a Membership Interest shall be made only to the Member who, according to the books and records of the Company, is the holder of such Membership Interest with respect to which such distribution is made on the record date for such distribution. The record date for all distributions of Net Capital Proceeds shall be the date selected by the Managers.

(c) The Managers shall not incur any liability for making allocations and distributions in accordance with the provisions of this Section, whether or not the Managers have knowledge or notice of any transfer or purported transfer of ownership of any Membership Interest, unless the Company has been notified in writing with respect to such transfer.

10.8 Managers' Discretionary Powers. The allocation method set forth in this Article is intended to allocate Net Profit or Net Loss to the Members for federal tax purposes in accordance with their economic interests in the Company while complying with the requirements of Code Section 704(b) and the Treasury Regulations promulgated thereunder. If, in the opinion of the Managers, the allocation of Net Profit or Net Loss pursuant to the preceding provisions of this Article does not (a) satisfy the requirements of Code Section 704(b) or the Treasury Regulations thereunder; (b) comply with any other provisions of the Code or Treasury Regulations; or (c) properly take into account any expenditure made by the Company or transfer of a Membership Interest, then notwithstanding anything to the contrary in the preceding provisions of this Article, Net Profit or Net Loss shall be allocated in such manner as a Majority of the Managers, in their sole and unrestricted discretion, determine to be required so as to properly reflect (a), (b) or (c), as the case may be, and the Managers shall have the right to amend this Agreement without action by the Members to reflect any such change in the method of allocating Net Profit or Net Loss; provided, however, that any change in the allocation method shall not materially alter

the economic agreement between the Members.

10.9 Tax Status, Elections and Modifications to Allocations.

(a) Notwithstanding any provision in this Agreement to the contrary, solely for federal income tax purposes, each of the Members hereby recognizes that the Company will be subject to all provisions of Subchapter K of the Code; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

(b) A Majority of the Managers, in their sole discretion, may cause the Company to elect pursuant to Section 754 of the Code and the Treasury Regulations thereunder to adjust the basis of the Company assets as provided by Section 743 or 734 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for federal income tax purposes as may be determined by such Managers, acting in their sole and absolute discretion.

(c) The Managers shall prepare and execute any amendments to this Agreement (without action or consent of the Members) necessary for the Company to comply with the provisions of Treasury Regulations Sections 1.704-1(b), 1.704-1(c) and 1.704-2 upon the happening of any of the following events: (i) incurring any liability which constitutes a Nonrecourse Liability or a “partner nonrecourse debt” as defined in Treasury Regulations Section 1.704-2(b)(4); (ii) a constructive termination of the Company pursuant to Code Section 708(b)(1)(B); or (iii) the contribution or distribution of any property, other than cash, to or by the Company.

10.10 Tax Matters Partner. A Majority of the Managers shall designate one of the Managers as the “Tax Matters Partner” for federal income tax purposes. The Tax Matters Partner is responsible for and required to represent the Company in connection with all administrative and judicial proceedings for the assessment and collection of tax deficiencies or the refund of any tax overpayment arising out of any Member’s distributive share of items of income, deduction, credit and/or any other limited liability company or partnership items (as those terms are defined in the Code or in the Treasury Regulations) allocated to the Members affecting any Member’s tax liability. The Tax Matters Partner is authorized to expend Company funds for professional services and costs associated therewith. The Tax Matters Partner shall promptly give notice to all Members of any administrative or judicial proceeding pending before the Internal Revenue Service or any state or local tax authority involving any limited liability company or partnership item and the progress of any such proceeding. Such notice shall be in compliance with such regulations as are issued by the Department of the Treasury or any state or local tax authority. The Tax Matters Partner shall have all the powers provided to a tax matters partner in Sections 6221 through 6233 of the Code, including the specific power to extend the statute of limitations with respect to any matter which is attributable to any limited liability company or partnership item or affecting any item pending before the Internal Revenue Service or any state or local tax authority, and to select the forum in which to litigate any tax issue or liability arising from limited liability company or partnership items. The Members agree to cooperate with the Tax Matters Partner and to do or refrain from doing all things reasonably required by the Tax Matters Partner to conduct such proceedings. Any direct out-of-pocket expense incurred by the Tax Matters Partner in carrying out such Tax Matters Partner’s obligations under this Section shall be allocated to and charged to the Company as an expense of the Company for which the Tax Matters Partner shall be reimbursed. The Tax Matters Partner shall be responsible for timely filing all tax returns, franchise and/or excise tax returns and annual reports of the Company. Initially, the Tax Matters Partner shall be Member Eli Dent.

10.11 Records and Reports. At the expense of the Company, the Managers shall maintain

records and accounts of all operations and expenditures of the Company. The Company shall keep at its principal place of business the records required by the South Carolina Code of Laws to be maintained there.

10.12 Books of Account.

(a) The Company shall maintain the Company's books and records and shall determine all items of income, loss, Net Profit and Net Loss in accordance with the method of accounting selected by the Managers, consistently applied. All of the records and books of account of the Company, in whatever form, shall at all times be maintained at the principal office of the Company and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right may be exercised through any agent, employee, attorney or independent certified public accountant designated by a Member. Such Member shall bear all expenses incurred in any examination made on behalf of such Member.

(b) All expenses in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

10.13 Company Tax Return and Annual Statement. The Managers shall cause the Company to file a federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide to each Person who at any time during the Fiscal Year was a Member an annual statement (including a copy of Exhibit K-1 to Internal Revenue Service Form 1065) indicating such Member's share of the Company's income, loss, gain, expense and other items relevant for federal income tax purposes. Such annual statement may be audited or unaudited as determined by the Managers.

10.14 Bank Accounts. The bank account or accounts of the Company shall be maintained in the bank approved by the Managers. The terms governing such accounts shall be determined by the Managers and withdrawals from such bank accounts shall only be made by such parties as may be approved by the Managers.

10.15 Withholding. The Company shall comply with withholding requirements under federal, state and local law and shall remit amounts withheld to and file required forms with the applicable jurisdictions. To the extent that the Company is required to withhold and pay over any amount to any authority with respect to distributions or allocations to any Member, the amount withheld shall be treated as a distribution in the amount of the withholding to that Member. In the event of any claimed over-withholding, Members shall have no rights against the Company or any other Member. If the amount withheld was not withheld from actual distributions, the Company may, at its option, (a) require the Member to reimburse the Company for such withholding, or (b) reduce any subsequent distributions by the amount of such withholding. Each Member agrees to furnish to the Company any representations, in such form as may reasonably be requested by the Company, to assist the Company in determining the extent of and fulfilling its withholding obligations.

ARTICLE XI
TRANSFERABILITY OF MEMBERSHIP INTEREST; ADMISSION OF MEMBERS

11.1 Transfer Restrictions. Except as specifically provided in this Agreement, no Record Holder of a Membership Interest shall sell, transfer, assign, pledge, encumber, mortgage, hypothecate or

in any way alienate all or any part of such Record Holder's Membership Interest in the Company or any right to profits therefrom, involuntarily or by operation of law, or by gift, bequest or otherwise, except with the prior written consent of a Majority of the Managers, except that a Member shall be entitled to make transfers (whether by gift, devise, bequest or otherwise) of such Member's Membership Interest to such Member's parents, issue of parents, spouse, children, grandchildren and/or more remote issue, to trusts for the benefit of the Member, such Member's parents, issue of parents, spouse, children, grandchildren and/or more remote issue, or to a corporation, partnership, limited liability company or other entity owned entirely by the Member and the parents, issue or parents, spouse, children, grandchildren and/or more remote issue of a Member (each, a "**Permitted Assignee**"). A transfer from a trust or estate to any of the donees specified above shall also be permitted. All such permitted transfers, as described herein above, shall become effective only upon the execution by said Permitted Assignee of that certain proxy set forth in **Exhibit "D"** attached hereto and incorporated herein by reference. No Member shall encumber or use any of such Member's Membership Interest as security for any loan, except upon the written consent of a Supermajority or as otherwise provided in this Agreement. Any transfer of a Membership Interest in violation of this Article shall be null and void, and each Member and successor agrees that any such transfer or acquisition may and should be enjoined or rescinded. The restrictions contained in this Article shall apply to all current Members and future Members or holders of Membership Interests. Any Person who receives a Membership Interest from a transaction permitted under

11.2 Assignees; Substitute Members.

(a) Assignees. Any transferee other than a Permitted Assignee or any other transferee of any interest in the Company who is not a Member shall be entitled to receive only the Net Profit, Net Loss and distributions to which the assignor or transferor of such Membership Interest is entitled to receive, and will have none of the other rights, benefits or authority of a Member under this Agreement or the Act, including without limitation the right to receive notices to which Members are entitled under this Agreement, the right to vote or participate in the management or business of the Company, the authority to act on behalf of or bind the Company, the right to inspect the books or records of the Company and the right to bring derivative actions on behalf of the Company, but the interest of such Permitted Assignee or transferee will be subject to all of the restrictions, obligations and limitations under this Agreement and the Act, including without limitation the restrictions on transfer contained in this Article. No assignment or transfer of any interest in the Company shall cause the Person acquiring such interest in the Company to become a Substitute Member except as specifically provided in this Agreement. Notwithstanding anything to the contrary contained within this Agreement, the exclusive remedy of a judgment creditor with respect to a Member's Membership Interest in the Company shall be a charging order. In all events, the South Carolina Code of Laws shall override the rights of assignees as set forth herein.

(b) Substitute Members. With respect to a transferred Membership Interest, a Substitute Member (as defined in Section 11.12 of this Agreement) will have all rights and powers and be subject to all restrictions and obligations of the Member from whom the transferred Membership Interest is acquired. The admission of a Substitute Member will not release the transferor Member from any liability with respect to such transferred Membership Interest, or any other obligation that such Member may have to the Company, that may have existed before the transfer and admission of the Substitute Member, unless a written release to that effect is executed by the Managers and, if required by this Agreement of the requisite approval of the Members. A Substitute Member shall execute all documents and perform all acts which the Managers may require or otherwise deem appropriate to affect such Member's admission as a Substitute Member and shall pay, as the Managers may determine, all actual expenses relating to such substitution.

11.3 Company/Member Purchase Option. The Company and the Members are hereby given the "**Company/Member Purchase Option**" to acquire a Member's Membership Interest upon the events specified in the Section of this Article entitled "Occurrences Triggering Purchase and Sale Rights." This means that the Company may exercise an option to purchase all or any portion of the Membership Interest on the terms provided in this Article. The Company's option shall be forfeited unless it is exercised within the Primary Option Period (as defined below) provided in the subsection granting the option. If the Company does not elect to purchase all of the Membership Interest subject to its option, or forfeits all or any portion of its option, then the non-offering Members shall have the option to purchase all but not less than all of the remaining Membership Interest that was subject to the Company's option. The non-offering Members shall have thirty (30) days after the expiration of the Primary Option Period. The Company and the non-offering Members shall forfeit their options unless, in the aggregate, they exercise options to purchase all of the Membership Interest of the offering Member subject to options. Upon the occurrence of any event, any non-offering Member shall only have the right to purchase that proportionate number of the Membership Interests then held by such exercising Member bears to the number of Membership Interests held by all such exercising Members. Upon the occurrence of any event set forth in the Section of this Article entitled "Occurrences Triggering Purchase and Sale Rights" (a "**Triggering Event**"), any non-offering Member shall only have the right to purchase that proportionate number of the Membership Interests subject to such purchase option as equals the proportion that the number of Membership Interests then held by such exercising Member bears to the total number of Membership Interests held by all such exercising Members. If any non-offering Member shall fail to exercise the purchase option, then the other exercising Members may assume and exercise on their own behalf such purchase option on the same proportionate basis as provided in the preceding sentence.

11.4 Occurrences Triggering Purchase and Sale Rights.

(a) Death.

(i) Except for a transfer which does not require the consent of the Members, as permitted by the Section of this Article entitled "Transfer Restrictions," upon the death of a Member, the Member's estate or successor in interest shall by operation of this Agreement be deemed to have offered to sell all of the Membership Interest that the deceased Member owned at death for the Purchase Price and on the terms provided in this Article. Bequests to certain family members as specifically provided in the Section of this Article entitled "Transfer Restrictions" shall not be considered a triggering event.

(ii) As a result of the death of a Member, the Company and the non-offering Members shall have the Company/Member Purchase Option to acquire such Membership Interest from the deceased Member's estate or successor in interest on the terms provided in this Article. The Primary Option Period under such Company/Member Purchase Option shall be a period of ninety (90) consecutive days commencing with the date the deceased Member's personal representative qualifies by letters testamentary or letters of administration. The estate of the deceased Member or successor in interest shall be obligated to sell the Membership Interest subject to the purchase rights provided in this Article and the estate of the deceased Member or successor in interest shall cooperate with the Company and the non-offering Members to effectuate the purposes of the Agreement.

(iii) The Purchase Price of the deceased Member's Membership Interest under this subsection shall be determined as provided in the Section of this Article entitled "Purchase Price of Membership Interest." The Valuation Date shall be the last day of the last full month preceding the date of the Member's death.

(b) Voluntary Transfer.

(i) Except for a transfer which does not require the consent of the Majority of the Managers or a Supermajority, as permitted by the Section of this Article entitled "Transfer Restrictions," if a Member intends to transfer such Member's Membership Interest to any third-party, the Member shall notify the Company and the non-offering Members in writing of such Member's intention to so transfer, and the notice shall be deemed to be an offer to sell such Membership Interest to the Company or non-offering Members for the Purchase Price and on the terms provided in this Article. The notice, in addition to stating the fact of the intention to transfer the Membership Interest, shall state (A) the number of Membership Interests to be transferred and the name, business and address of the proposed transferee; (B) whether the transfer is for valuable consideration and, if so, the amount of the consideration; and (C) all of the other terms of the transfer. Further, if the Member that intends to transfer their Membership Interests (or has attempted to do so) does not deliver said notice to the Company and the non-offering Members, the company shall deliver the notice to the non-offering members upon the Company's discovery of the intended or attempted transfer. The non-offering Members holding Membership Interests shall be given a reasonable opportunity to meet with the proposed transferee. As a result of such proposed transfer of a Membership Interest, the Company and the non-offering Members shall have the Company/Member Purchase Option to acquire the Membership Interest proposed to be transferred for the Purchase Price and on the terms provided in this Article. The Primary Option Period under such Company/Member Purchase Option shall be a period of sixty (60) consecutive days commencing on earlier of (A) the date the Company receives actual notice from the offering Member of the notice, or (B) the date the Company delivers notice of the intended or attempted transfer to the non-offering Members.

(ii) For a period of ten (10) consecutive days after the expiration of the options granted under this subsection and the Section entitled "Company/Member Purchase Option," the Membership Interest may be transferred to the transferee named in the notice required under (i) above on the terms stated in such notice.

(iii) The Purchase Price of the Membership Interest under this subsection shall be the purchase price offered by the transferee. The Valuation Date shall be the last day of the month preceding the exercise of the purchase option. Notwithstanding the foregoing, if the consideration to be paid by the proposed transferee for the Membership Interest is less than the Purchase Price determined under this Article, then the price so agreed to by the proposed transferee shall be the Purchase Price of the Membership Interest.

(iv) Notwithstanding anything to the contrary set forth in this Agreement, assignments of Membership Interests may be made with the consent of the assigning Member and a Majority in Interest of the Managers to award incentive-based compensation to employees of the Company.

(c) Involuntary Transfer.

(i) Except for a transfer which does not require the consent of the Members, as permitted by the Section of this Article entitled "Transfer Restrictions," if a Common Unit is transferred or assigned by operation of law to any Person other than the Company (such as, but not limited to, a Member's trustee in bankruptcy, a purchase at any creditor's or court sale, the guardian of an incompetent Member, or a Member's spouse or former spouse upon separation, divorce or equitable distribution proceedings pursuant to the laws of any state or jurisdiction), or if a Member's Common Unit is adjudicated to be subject to a "charging order" by a court of competent jurisdiction, or if a Member (any Member) who is also an employee of the Company is terminated by the Company "for cause" or if a Member who is also an employee of the Company terminates his employment, then the current owner

or holder of such Common Unit shall be deemed by operation of this Agreement to have offered to sell such Common Unit for the Purchase Price and on the terms provided in this Section (c). "For cause" shall be defined as fraud, embezzlement, gross negligence or gross dereliction of duties against the Company.

(ii) As a result of such proposed transfer of a Common Unit, the Company and the non-offering Members shall have the Company/Member Purchase Option to acquire such transferred Common Unit on the terms provided in this Article. The Primary Option Period under such Company/Member Purchase Option shall be a period of ninety (90) consecutive days commencing on the date the Company receives actual notice of such transfer.

(iii) The Purchase Price of a Common Unit purchased under this subsection shall be paid in cash over sixty (60) months with no interest. Notwithstanding anything contained herein to the contrary, the rights of any Member receiving a Common Unit pursuant to this section to control or participate in any decision-making functions related to the Company are personal to the Members and under no circumstances shall any involuntary transferee of any Common Unit , including, without limitation, any spouse, creditor, representative, heir, beneficiary or any third party, have any right to become an employee, manager, or officer of the Company or have any right to participate in or otherwise have any involvement in any management-related decisions by virtue of this Agreement or purported ownership hereunder. Any transfers to any spouses shall be subject to acknowledgment of this provision and conditional upon agreement thereto. The Valuation Date for the Common Unit shall be the last day of the month preceding the exercise of the purchase option and shall be based on book value of the assets with no value being assigned to goodwill and after applicable discount for the overall interest.

11.5 Purchase Price of Membership Interest. Except as otherwise provided in this Article, the "**Purchase Price**" of a Member's Membership Interest shall be the fair market value of such Membership Interest as provided in the Section of this Article entitled "Appraisal Process." The Members acknowledge that in valuing the Membership Interests, the appraiser shall consider all factors appropriately considered in valuing similar membership interests in limited liability companies, including but not limited to management and voting rights, liquidation rights, marketability of membership interests and limited or unlimited liability.

11.6 Appraisal Process. Except as otherwise provided in this Article, the offering Member and the Company and/or non-offering Members shall attempt to agree upon a qualified business appraiser who shall determine the fair market value of the Membership Interest with a written appraisal, and such appraisal shall be binding on each to set the Purchase Price of the Membership Interest. If the parties cannot agree upon one appraiser, then the Company and/or the non-offering Members shall employ an appraiser, the offering Member shall employ a separate appraiser and the fair market value of the Membership Interest mutually determined by both appraisers shall control. In the event that the original two (2) appraisers cannot agree, a third appraiser shall be appointed by the original two (2) appraisers and the three (3) appraisers shall agree upon the fair market value of the Membership Interest to be purchased or, if they do not agree, the average of the three (3) appraisals shall be deemed the fair market value of the Membership Interest to be purchased. The Valuation Date shall be the date designated as such under the Section of this Article entitled "Occurrences Triggering Purchase and Sale Rights." The expense of the appraisals shall be borne equally by (i) the offering Member and (ii) the Company and/or the non-offering Members.

11.7 Drag Along Provisions.

(a) Obligation to Participate. If a Majority of the Managers (or a Majority in Interest of the

Members, as the case may be) approves the sale of all of their Membership Interests, merger of the Company, or sale of substantially all of the assets of the Company not in the ordinary course of business other than a transfer otherwise permitted under this Article (an "**Approved Sale**"), then each of the Members shall, subject to Section 11.7 (b) below; (i) consent to, vote for and raise no objections against the Approved Sale; (ii) waive dissenters', appraisal and similar rights that he may have, if any, with respect thereto; and (iii) if the Approved Sale is a sale of Membership Interests, agree to sell all of his Membership Interests on the terms and conditions of the Approved Sale. Each Member shall take all necessary and desirable actions in connection with the consummation of any Approved Sale including the execution of such agreements and instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and (B) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b) Satisfaction of Conditions. The obligations of each Member pursuant to this Section 11.7 are subject to the satisfaction of the following conditions:

(i) upon the consummation of the Approved Sale, all Members shall receive their proportion of the aggregate consideration from such Approved Sale; and

(ii) if any of the Managers are given an option as to the form and amount of consideration to be received with respect to any portion of his Membership Interests (e.g., cash, equity of the acquirer), then the other Members shall be given the same option; and

(iii) no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for postage, copies, etc.), and no Member shall be obligated to pay more than his pro rata share of reasonable expenses incurred in connection with a consummated Approved Sale to the extent such expenses are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party (costs incurred by or on behalf of a Member for such Member's sole benefit will not be considered costs of the transaction hereunder); and

(iv) in the event that the Members are required to make any representations or indemnities in connection with the Approved Sale (other than representations and indemnities concerning each Member's valid ownership of such Member's Membership Interests, free of all claims and encumbrances (other than those arising under applicable securities laws), and each Member's authority, power and right to enter into and consummate such Approved Sale without violating any other agreement), then such Member shall not be liable for indemnity for more than the total purchase price received by him for his Membership Interest.

(c) Successors. It is acknowledged and agreed that all references to "Member" in this Section 11.7 shall apply to any successor owner of any such Member's Membership Interest in the Company.

11.8 Tag Along Provisions.

(a) Right to Participate. If a Majority of the Managers (or a Majority in Interest of the Members, as the case may be) proposes to enter into an Approved Sale, then each of the Members shall have the right, subject to Section 11.8(b) below, to participate in any such Approved Sale and sell all of his Membership Interests on the terms and conditions of the Approved Sale. The Managers shall, at least thirty (30) days prior to such proposed Approved Sale, deliver to the Members a written notice (the "Tag Along Notice") that states the price to be paid, describes the terms and conditions of the Transfer, and

identifies the proposed transferee and its ultimate owners. Upon receipt of the Tag Along Notice, each Member may, by giving written notice to the Managers not later than ten (10) business days following receipt of the Tag Along Notice of his election to participate, participate in such Approved Sale on the same price, terms and conditions to be received by the Managers. If a Member chooses to participate in any such Approved Sale, he shall take all necessary and desirable actions in connection with the consummation of any Approved Sale including the execution of such agreements and instruments and other actions reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale and (B) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below.

(b) Satisfaction of Conditions. The rights of each Member pursuant to this Section 11.8 are subject to the satisfaction of the following conditions:

(i) Upon the consummation of the Approved Sale, all Members shall receive their proportion of the aggregate consideration from such Approved Sale; and

(ii) Each Member shall be responsible for his *pro rata* share of reasonable expenses incurred in connection with a consummated Approved Sale to the extent such expenses are incurred for the benefit of all Members and are not otherwise paid by the Company or the acquiring party (costs incurred by or on behalf of a Member for such Member's sole benefit will not be considered costs of the transaction hereunder).

(c) Successors. It is acknowledged and agreed that all references to "Member" in this Section 11.8 shall apply to any successor owner of any such Member's Membership Interest in the Company.

11.9 Terms of Purchase. The Purchase Price for the Membership Interest purchased pursuant to this Article shall be paid in cash in immediately available funds or certified check at Closing.

11.10 Closing. Unless otherwise agreed by the parties, the closing of the sale and purchase of a Member's Membership Interest under this Article (the "Closing") shall take place at the principal place of business of the Company. The Closing shall be held within ninety (90) days after the exercise of the purchase option. Upon the Closing, the selling and purchasing parties shall execute and deliver to each other the various documents required to carry out their undertakings under this Article, including the payment of cash, the execution and delivery of Notes, and the assignment and delivery of certificates representing ownership, if any.

11.11 Withdrawal Upon Permitted Transfer. Upon a sale or other transfer of a Member's Membership Interest under this Article, such selling or transferring Member shall be permitted to withdraw from the Company only upon the written consent of the non-withdrawing Members, and the transferee may only be admitted to the Company as a substitute Member or new Member pursuant to the Section of this Article entitled "Admission of New Members."

11.12 Admission of Substitute Members. A Permitted Assignee of a Member may only be admitted as a Member (a "Substitute Member") with the consent of the Managers (unless the consent of the Members is required under the Section of Article II entitled "Restriction on Authority of the Members and Managers"), upon compliance with all terms specified by the Managers and, if deemed necessary by the Managers, upon receipt by the Company of an opinion of counsel, satisfactory in form and substance to the Managers, that neither the offer nor the proposed sale of the Membership Interest will violate any federal or applicable state securities law and that neither such offer nor sale will adversely affect the

Company's classification or treatment as a partnership for federal income tax purposes. Notwithstanding anything in this Agreement to the contrary, upon a permitted transfer, including a voluntary transfer, of all or any portion of a Membership Interest, such transferee automatically shall become a substitute Member without further consent of any of the Members and without the necessity of obtaining an opinion of counsel, subject to the Section of this Article entitled "Assignees; Substitute Members."

11.13 Organizer Not Considered Member. The organizer of the Company shall not be a Member unless designated as such on **Exhibit "A"** or otherwise admitted as a Member pursuant to the Section of this Article entitled "Admission of New Members." If the initial Members are not identified in the Articles of Organization, then in lieu of a meeting the organizer of the Company, by executing this Agreement, hereby identifies the Persons listed on **Exhibit "A"** as the initial Members of the Company, and consents to their admission as such in accordance with applicable South Carolina law.

11.14 Rights of Creditors and Third Parties. This Agreement is entered into among the Members and Managers of the Company for the exclusive benefit of them, Substitute Members and Permitted Assignees. This Agreement is expressly not intended to be for the benefit of: (a) any creditor of the Company, any creditor's owners or other Persons; or (b) any other Person, except as expressly provided herein. Except and only to the extent required by applicable statute or as expressly provided in this Agreement, no creditor or third party shall have any rights under this Agreement or under any other agreement between the Company, any Manager, Member or Permitted Assignee. No creditor or third party will be entitled to require the Company, any Manager, Member or Permitted Assignee to solicit or accept any loan or Capital Contribution or to enforce any right which the Company may have against any Manager, Member or Permitted Assignee or which any Manager or Permitted Assignee may have against any other Member or Permitted Assignee, whether arising under this Agreement or otherwise.

ARTICLE XII
DISSOLUTION AND TERMINATION

12.1 Dissolution.

(a) The Company shall be dissolved upon the first of the following to occur:

(i) the election to dissolve the Company by the affirmative vote of a Majority in Interest of the Members;

(ii) the entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the Act; or

(iii) the distribution of all of the property of the Company to the Members.

(b) Upon dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated as provided under this Article. Dissolution of the Company shall be effective as of the day on which the event occurs which gives rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed, as provided in this Article.

(c) Upon dissolution of the Company, a Majority of the Managers may cause all or any part of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain the best prices for such assets; provided, however, that the Managers may distribute assets of the

Company in kind to the Members to the extent practicable.

12.2 Articles of Dissolution. Upon the dissolution and commencement of the winding up of the Company, the Managers shall cause Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State, and a Manager or authorized Member shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

12.3 Distribution of Assets Upon Dissolution. In settling accounts after dissolution, the assets of the Company shall be paid in accordance with the order set forth in the provisions governing the distribution of net capital proceeds under Article X.

Upon termination, if any Member's Capital Account has a deficit balance (after giving effect to all contributions, distributions, and allocations for all taxable years, including the year during which the liquidation occurs), such Member shall not be obligated to contribute to the capital of the Company the amount necessary to restore such deficit balance to zero (0). In the discretion of the Managers, a pro rata portion of the distributions that would otherwise be made to the Members pursuant to this Section may be:

(a) distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Managers, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement; or

(b) withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed by the Company, provided that such withheld amounts shall be distributed to the Members as soon as practicable.

12.4 **Liquidation Report.** Within a reasonable time following the completion of the liquidation of the Company's assets, the Managers shall supply to each of the Members a statement prepared by the accountants used by the Company to prepare the last financial statements, which shall set forth (a) the assets and liabilities of the Company as of the date of complete liquidation, and (b) each Member's portion of distributions pursuant to the Section of this Article entitled "Distribution of Assets Upon Dissolution."

12.4 Distributions in Kind. If the Company's ownership interests in any other entity are distributed in kind, such Common Units will be distributed to the Members in proportion to the Percentage Interests. If any other assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such assets had been sold for cash and the net proceeds distributed to the Members. In the event that distributions in kind are made to the Members upon dissolution and liquidation of the Company, the Capital Account balances of such Members shall be adjusted to reflect the Members' allocable shares of gain or loss which would have resulted if the distributed assets had been sold at fair market value.

12.5 Savings Clause; Intended Cash Deal. The tax allocation provisions of this Agreement are intended to produce final Capital Account balances which are at levels ("**Target Final Balances**") so that liquidating distributions are made in accordance with the priorities described within the Section of Article X entitled "Distribution of Net Capital Proceeds." To the extent that the tax allocation provisions of this Agreement would not produce such Target Final Balances, the Members agree, as

provided below, to take such actions as are necessary to amend such provisions to produce such Target Final Balances. Notwithstanding the other provisions of this Agreement, allocations of Net Profit, Net Loss, gain from Capital Transactions and loss from Capital Transactions shall be made prospectively as necessary to produce such Target Final Balances (and, to the extent such prospective allocations would not reach such result, the prior tax returns of the Company shall be amended to reallocate Net Profit, Net Loss, gain from Capital Transactions and loss from Capital Transactions to produce such Target Final Balances). This Section will control notwithstanding any reallocation or adjustment of Net Profit, Net Loss, gain from Capital Transactions, loss from Capital Transactions or items thereof by the Internal Revenue Service or any other taxing authority, or any rules or regulations of the Internal Revenue Service or any other taxpaying authority.

12.6 Contemporaneously with the execution of this Agreement, an authorized Manager or officer of the Company shall execute Amended Articles of Organization changing the Company to a term Company within the meaning of the Act, such Amendment to be filed with the Secretary of State of South Carolina as soon as practicable after its execution. The Company's existence commenced on the date the Articles were filed with the South Carolina Secretary of State, unless a later effective date was specified in said Articles, and the existence of the Company shall terminate on the date specified in the Articles, as amended, unless extended or sooner terminated by law or pursuant to the provisions of this Agreement.

ARTICLE XIII
MISCELLANEOUS PROVISIONS

13.1 Member Representations and Agreements. Notwithstanding anything in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Managers and each other that: (a) the Membership Interest of such Member is acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, reoffer, resale or other disposition not in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "1933 Act") and applicable state securities laws; (b) such Member, alone or together with the Member's representatives, possesses such expertise, knowledge and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Membership Interest and the Member is able to bear all such economic risks now and in the future; (c) such Member has had access to all of the information with respect to the Membership Interest acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Managers concerning such Membership Interest; (d) such Member's decision to 'acquire the Membership Interest for investment has been based solely upon the evaluation made by the Member; (e) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because no Membership Interest has been registered under the 1933 Act or the securities laws of any state, and therefore cannot be sold unless such Membership Interest is subsequently registered under the 1933 Act and any applicable state securities laws or an exemption from registration is available; (f) such Member is aware that only the Company can take action to register the Membership Interest and the Company is under no such obligation and does not intend to do so; (g) such Member is aware that this Agreement imposes restrictions on the ability of a Member to sell, transfer, assign, mortgage, hypothecate or otherwise encumber the Member's Membership Interest; (h) such Member agrees that the Member will truthfully and completely answer all questions, and make all covenants, that the Company or the Managers may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the 1933 Act and applicable state securities laws; and (i) if such Member is an organization, that it is duly organized, validly existing, and in good standing under

the laws of its state of organization and that it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

13.2 Notice.

(a) All notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing.

(b) All notices, demands and requests to be sent to any Manager or Member pursuant to this Agreement shall be deemed to have been properly given or served if addressed to such Person at the address as it appears on the Company records and (i) personally delivered with receipt acknowledged, (ii) deposited for next day delivery by Federal Express or other similar overnight courier service, (iii) deposited in the United States mail, prepaid and registered or certified with return receipt requested, or (iv) transmitted via telecopier or other similar device to the Person's place of business and to the attention of such Person with receipt acknowledged.

(c) All notices, demands and requests so given shall be deemed received: (i) when actually received, if personally delivered, deposited for next day delivery with an overnight courier or telecopied, or (ii) as indicated upon the return receipt if deposited in the United States mail.

(d) The Managers and Members shall have the right at any time during the term of this Agreement to change their respective addresses by delivering to the other parties written notice of such change in the manner prescribed in subsection (b).

(e) All distributions to any Member shall be made to the address to which notices are sent unless otherwise specified in writing by such Member.

13.3 No Action for Partition. No Member shall have any right to maintain any action for partition with respect to the property of the Company.

13.4 Amendments. This Agreement or the Articles of Organization may only be amended or modified by a writing executed by all of the Members.

13.5 Power of Attorney. Each Member hereby makes, constitutes and appoints each elected Manager as may be serving from time to time, severally, with full power of substitution, as the Member's true and lawful attorney-in-fact, for such Member and in such Member's name, place and stead and for the Member's use and benefit with the Member's oral consent for each occurrence, to sign and acknowledge, file and record any amendments to this Agreement and for the further purpose of executing and filing on behalf of each Member any documents necessary to constitute the continuation of the Company, the admission or withdrawal of a Member, the qualification of the Company in a foreign jurisdiction (or amendment to such qualification), or the dissolution or termination of the Company, provided that such continuation, admission, withdrawal, qualification, or dissolution and termination is in accordance with the terms of this Agreement.

The foregoing power of attorney is a special power of attorney coupled with an interest, and shall not be revoked by the dissolution or liquidation of any Member or for any other reason. It may be exercised by any one of such attorneys by listing all of the Members executing any instrument over the signature of the attorney-in-fact acting for all of them.

13.6 Governing Law; Arbitration. This Agreement is to be construed and governed by the

substantive laws of the State of South Carolina, and the rights and obligations of the Members under this Agreement are to be interpreted, construed and enforced in accordance with the laws of the State of South Carolina without regard to conflicts of law principles. Any dispute or controversy arising under or in connection with this Agreement shall be submitted to binding arbitration in accordance with the requirements of the South Carolina Uniform Arbitration Act as then in effect ("**SCUAA**"). All arbitration proceedings shall be conducted in Charleston County, South Carolina. The arbitrators shall be selected as provided in the SCUAA, and the arbitrators shall render a decision on any dispute within one hundred twenty (120) days after the last of the arbitrators has been selected. If any Member fails to select an arbitrator with regard to any dispute submitted to arbitration under this Section, within thirty (30) days after receiving notice of the submission to arbitration of such dispute, then the other Members shall select an arbitrator for such non-selecting Member, and the decision of the arbitrators shall be binding upon all the Members to the dispute, their personal representatives, legal representatives, heirs, successors and assigns. Each party to an arbitration proceeding under this Section shall pay an equal portion of all arbitrators' expenses and fees, together with other expenses of arbitration, except that the Parties shall bear their own respective expert witness, professional and attorneys' fees.

13.7 Entire Agreement. This Agreement (including all exhibits and Exhibits), as amended from time to time in accordance with its terms, contains the entire agreement and supersedes all prior discussions, understandings and agreements, between the parties with respect to its subject matter.

13.8 Waiver. No consent or waiver, express or implied, by any Member to or of any breach or default by any other Member in the performance by the other Member of that Member's obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by the other Member of the same or any other obligations of the other Member under this Agreement. Failure on the part of any Member to complain of any act or failure to act of any of the other Members or to declare any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by such Member of the Member's rights under this Agreement.

13.9 Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the other provisions, and this Agreement is to be construed in all respects as if it had not contained the invalid or unenforceable provision.

13.10 Binding Agreement. Subject to the restrictions on transferability set forth in this Agreement, this Agreement will be binding upon and will inure to the benefit of the parties and their respective legal representatives, heirs, successors and assigns.

13.11 Headings; Gender; Number. The headings and captions in this Agreement are for convenience and identification purposes only, are not an integral part of this Agreement, and are not to be considered in the interpretation of any part of this Agreement. When the context so requires, the masculine, feminine and neuter genders may be used interchangeably and the singular may include the plural and vice versa.

13.12 Acceptance of Prior Acts by New Member. Each Person becoming a Member, by becoming a Member, ratifies, affirms and confirms, and agrees to be bound by all actions duly taken by the Company pursuant to the terms of this Agreement prior to the date on which such Person becomes a Member.

13.13 Benefits of Agreement. Nothing in this Agreement, expressed or implied, is intended or shall be construed to give to any creditor of the Company or any creditor of any Member or any other

Person whatsoever, other than the Members and the Company, any legal or equitable right, remedy or claim under or with respect to this Agreement or any of its covenants, conditions or provisions, and such provisions are and shall be held to be for the sole and exclusive benefit of the Members and the Company.

13.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which will be deemed an original but all of which taken together will constitute one and the same instrument. Facsimile and electronic executions and deliveries will have the full force and effect of original signatures.

13.15 Further Documents and Actions. The parties agree to take such further actions and execute and deliver to the other parties such further documents as may be necessary or convenient from time to time to more effectively carry out the intent and purposes of this Agreement and to establish and protect the rights and remedies created or intended to be created hereunder.

13.16 Remedies Cumulative. Each right, power and remedy provided in this Agreement or now or hereafter existing at law, in equity, by statute or otherwise shall be cumulative and concurrent and shall be in addition to every other right, power or remedy provided for herein or now or hereafter existing at law, in equity, by statute or otherwise, and the exercise by any party of any one or more of such rights, powers or remedies shall not preclude the simultaneous or later exercise by such party of any or all of such other rights, powers and remedies.

13.17 Expenses. Each party shall pay its own expenses incident to the negotiation, preparation and consummation of this Agreement and all other agreements executed and delivered by such party under or in connection with this Agreement, including all fees and expenses of its counsel and accountants.

[REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

(signatures on following page)

IN WITNESS WHEREOF, the Members and Managers have executed this First Amended and Restated Operating Agreement of SideKik U.S.A., LLC under seal, effective as of March 9, 2021.

MEMBERS:

DocuSigned by:
Eli Dent
B8DF88FFF0A9406...
____
Eli Dent

MANAGERS:

DocuSigned by:
Eli Dent
B8DF88FFF0A9406...
____
Eli Dent

MEMBERS:

10X Business Consulting, LLC
(d/b/a 10X Special Ops)

DocuSigned by:
Kent Wagner
4E3A26523B874C1...
____
By: Kent Wagner
Its: Manager

DHC Investments, LLC

DocuSigned by:
John Halbert
E52B0C3798394B8...
____
By: John Halbert
Its: Manager

DocuSigned by:
9449822BC8B944E...
____
By: John Dunlea
Its: Manager

DocuSigned by:
Kieran Corbett
4253E38D58F24CC...
____
By: Kieran Corbett
Its: Manager

Gold Ridge Micro Cap II

DocuSigned by:
Michael Knox
7C5FD1FC06644C8...
____
By: Michael Knox
Its: Manager

DocuSigned by:
4E78310E1B0F4CC...
____
Terrance Maloney

DocuSigned by:
F6E48A3C625A49C...
____
Bruce Angus

EXHIBIT "A"
to the First Amended and Restated Operating Agreement of SideKik U.S.A., LLC

Names and Addresses of Members; Capital Contributions; and Units of Members

[SEE UPDATED CAPITALIZATION TABLE ATTACHED]

EXHIBIT "B"
to the First Amended and Restated Operating Agreement of
SideKik U.S.A., LLC

MANAGERS OF THE COMPANY

The undersigned hereby acknowledges he/she has read the First Amended and Restated Operating Agreement of SideKik U.S.A., LLC, dated effective March 9, 2021, and hereby agrees to be bound by the terms and conditions set forth in said Agreement and to become a Manager of the Company.

DocuSigned by:
Eli Dent
B8DF88FFF0A9406...
____
Eli Dent